UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Gas Partners, LP- File No. 1-34046
Western Gas Equity Partners, LP- File No. 1-35753

CF#35917

Western Gas Partners, LP and Western Gas Equity Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 16, 2018.

Based on representations by Western Gas Partners, LP and Western Gas Equity Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Western Gas Partners, LP	Exhibit 10.29	through December 31, 2027
Western Gas Equity Partners, LP	Exhibit 10.31	through December 31, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary